UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011, as set forth in the Agreement and Plan of Merger, dated as of January 27, 2011 by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$175,807.03	Filing Party:	Verizon Communications Inc. and Verizon Holdings Inc.

Form of Registration No.:	Schedule TO	Date Filed:	February 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on February 10, 2011 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 18, 2011 (“Amendment No. 1”), Amendment No. 2 filed on February 28, 2011 (“Amendment No. 2”), Amendment No. 3 filed on March 15, 2011 (“Amendment No. 3”), Amendment No. 4 filed on March 30, 2011 (“Amendment No. 4”), Amendment No. 5 filed on March 31, 2011 (“Amendment No. 5”) and Amendment No. 6 filed on April 1, 2011 (“Amendment No. 6”) and relates to the offer by Purchaser (as defined below) to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and Verizon Communications Inc., a Delaware corporation and the sole stockholder of Purchaser (“Parent”), on February 10, 2011, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Terremark on February 11, 2011, as amended on February 15, 2011, February 18, 2011, March 1, 2011, March 15, 2011, March 30, 2011, March 31, 2011 and April 1, 2011 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Terremark stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011, by and among Parent, Purchaser and Terremark.

Documentation relating to the Offer has been mailed to Terremark stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (800) 903-2897.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

A. Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

The subsequent offering period expired at 5:00 p.m., New York City time, on April 7, 2011. After acquiring all Shares validly tendered during the subsequent offering period, the Purchaser currently owns approximately 78,449,980 Shares, representing approximately 96.6% of all outstanding Shares.

On April 8, 2011, Parent announced that it intends to effect a short-form merger under Delaware law on April 11, 2011, and as a result, Terremark will become a direct, wholly-owned subsidiary of Parent.

As a result of the Merger, any Shares not tendered in the Offer will be cancelled and (except for Shares held by Terremark as treasury stock and Shares owned by Parent or the Purchaser, or Shares for which appraisal rights are properly demanded) will be automatically converted into the right to receive the same $19.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, that was paid in the Offer. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Market.

The full text of the press release issued by Parent announcing the expiration of the subsequent offering period and completion of the Offer is attached hereto as Exhibit (a)(5)(K) and is incorporated herein by reference.

B. The Offer to Purchase is hereby amended by adding the following text to the end of Section 16 entitled “Certain Legal Matters; Regulatory Approvals”:

On April 2, 2011, as contemplated by the MOU and in order to document the settlement, a Stipulation and

Agreement of Compromise and Settlement (the “Settlement Agreement”) was entered into by the plaintiffs, Parent, Terremark and the other defendants. The Settlement Agreement was filed with the Delaware Court of Chancery on April 4, 2011. The settlement is subject to the approval of the Delaware Court of Chancery, following notice to the putative class members. The Delaware Court of Chancery has set a hearing for June 16, 2011 to consider the settlement.

Pursuant to the Settlement Agreement, if the settlement is approved, the Delaware Court of Chancery will enter a judgment dismissing the Minneapolis Firefighters’ Relief Association complaint on the merits and with prejudice. Upon entry of that judgment, the Settlement Agreement provides that the plaintiffs in the Florida actions will dismiss each of their respective actions with prejudice and on the merits. The Settlement Agreement also provides for the plaintiffs (and certain of their related and affiliated persons) to release various claims they may against the defendants (and certain of their related and affiliated persons) including those arising from the Merger and the Offer. There can be no assurance that the Delaware Court of Chancery will approve the settlement and/or dismiss the pending lawsuit. If the settlement is not approved, Parent, Purchaser and the other defendants will vigorously defend against the claims.

The defendants continue to deny all allegations of wrongdoing, fault, or liability and have entered into the Settlement Agreement solely to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to resolve the claims against them fully and finally.

Item 12.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit	Exhibit Name

(a)(5)(K)	Press Release issued by Parent on April 8, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
Name: John W. Diercksen
Title: Executive Vice President – Strategy,
Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
Name: John W. Diercksen
Title: Executive Vice President – Strategy,
Development and Planning

Date: April 8, 2011